EXHIBIT 12.1
PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings Available for Fixed Charges:
Income from continuing operations
before income tax expense	$1,103	$1,023	$1,007	$979	$734
Fixed charges	385	384	384	385	385
Total earnings available for fixed charges	$1,488	$1,407	$1,391	$1,364	$1,119

Fixed Charges:
Interest expense	$380	$379	$379	$379	$380
Estimated interest portion of rentals
charged to expense	5	5	5	6	5
Total fixed charges	$385	$384	$384	$385	$385

Ratio of Earnings to Fixed Charges	3.9x	3.7x	3.6x	3.5x	2.9x